UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  APRIL 5, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

LEGAL PROCEEDINGS

LEGAL PROCEEDINGS AGAINST THE DANISH COMMERCE AND COMPANIES AGENCY

At the Extraordinary General Meeting in TDC A/S on February 28, 2006, a resolution on new provisions in the Articles of Association enabling Nordic Telephone Company ApS (NTC) that hold 88.2 % of the share capital of TDC to carry out a compulsory redemption in relation to the other shareholders was adopted. The resolution was adopted by more than 90 % of the votes and the represented voting stock.

On March 6, 2006, the Danish Labour Market Supplementary Pension Scheme (ATP) issued a writ against NTC and TDC claiming a.o. that NTC and TDC be ordered to recognize that the provision in the Articles of Association on com-pulsory redemption is invalid. On March 8, 2006, the Danish Commerce and Companies Agency (DCCA) rejected the request for registration of the amend-ments to the Articles of Association on compulsory redemption.

It is in TDC's interest to obtain clarity for all shareholders. TDC has therefore today decided to bring the decision of the DCCA before the courts.

The purpose hereof is to obtain a final legal decision stating that the adoption at the Extraordinary General Meeting is valid, and that the DCCA must register the amendments to the Articles of Association on compulsory redemption.

For further information please contact TDC Investor Relations on tel. +45 33 43 76 80.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     APRIL 5, 2006                               /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury